O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: cic@stockslaw.com

File #4234
April 7, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Donald C. Hunt, Attorney-Advisor

Dear Sirs:

RE:	INFITECH VENTURES INC. (the “Company”)
	–	SEC File Number 000-51073
	–	Amendment No. 2 to Registration Statement on Form 10-SB
	–	Originally Filed on February 15, 2005 and Amended on March 25, 2005

We write on behalf of Infitech Ventures Inc. (the “Company”) in response to your comment letter dated March 30, 2005 regarding the above-referenced Form 10-SB filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form 10-SB (as revised, the "Amended Form 10-SB"). We enclose with this letter a copy of the Amended Form 10-SB, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form 10-SB, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10-SB.

PART I

ITEM 1. DESCRIPTION OF BUSINESS – PAGE 3

COMPETITION – PAGE 8

1.
NONE OF THE FIELD TESTS DESCRIBED ON PAGES 5 AND 6 MENTIONS THE USE OF BACKPACK SPRAYERS TO DISPENSE WAX ONTO AN OIL SPILL. PLEASE RECONCILE THIS WITH THE STATEMENT ON PAGE 8 THAT “[F]IELD TESTS CONDUCTED BY MR. NELSON HAVE DEMONSTRATED THAT THE WAX CAN BE APPLIED BY A RELATIVELY SMALL TEAM OF TECHNICIANS CARRYING BACKPACK SPRAYERS.”

The disclosure on page 8 of the Amended Form 10-SB has been revised to state the following: “Field tests conducted by Mr. Nelson have demonstrated that the wax can be applied by a relatively small team of technicians utilizing mobile spray application equipment.”

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JULY 31, 2004

NOTE 4. PATENT AND INTELLECTUAL PROPERTY – PAGE F-19

2.
PLEASE REVISE TO DISCLOSE HOW YOU DETERMINED THE FAIR VALUE OF THE ACQUIRED PATENT AND INTELLECTUAL RIGHTS. DEMONSTRATE THAT YOUR ACCOUNTING COMPLIES WITH GAAP. OVER WHAT PERIOD ARE YOU AMORTIZING THESE ASSETS? REVISE TO CLARIFY. ALSO, IT DOES NOT APPEAR THAT ANY AMORTIZATION EXPENSE HAS BEEN RECORDED AS OF JANUARY 31, 2005. PLEASE EXPLAIN.

In response to this comment, the Company has informed us that the fair value of the acquired patent and intellectual rights was determined based upon the cash consideration paid plus the value of the shares issued using the guidance in EITF No. 97-8 “Accounting for Contingent Consideration Issued in a Purchase Business Combination” and EITF No. 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” with respect to determining the valuation of the shares. However, as the Company’s stock currently is not publicly traded, the Company used the most recent issuance of its common stock as a fair value. Accordingly the Company used $0.05 per share, being the last price at which shares were issued and is believed to approximate current fair value.

With respect to any amortization that should be recorded, the asset the Company acquired was a patent application and not a certified patent with an expiry date. Once the patent is approved, the costs of this asset will be amortized over its useful life as required. Therefore, the Company has not recorded any amortization as of January 31, 2005.

Note 5 of the July 31, 2004 financial statements and Note 4 of the January 31, 2005 financial statements has been revised to include a brief discussion of the above.

EXHIBITS

3.	WE REISSUE COMMENT 10, WHICH REQUESTED THAT YOU FILE THE WRITTEN ACKNOWLEDGEMENT MENTIONED AT THE TOP OF PAGE 4 OF YOUR REGISTRATION STATEMENT.

Filed as Exhibit 10.2 to the Amended Form 10-SB is the written acknowledgement provided by William Nelson to the Company regarding the Technology Transfer Agreement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Infitech Ventures Inc. Attn: Mr. Paul G. Daly, President